UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                        (Amendment No. )




                                COLOMBIER ACQUISITION CORP. II
-------------------------------------------------------------------------------
                                (Name of Issuer)


                        Class A Ordinary Shares, par value $0.0001 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                    G2283U100
                  --------------------------------------------
                                 (CUSIP Number)


                                 September 30, 2024
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

[X] Rule 13d-1(b)

[] Rule 13d-1(c)

[] Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 11

PAGE

-----------------------
  CUSIP No. G2283U100                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          THE GOLDMAN SACHS GROUP, INC.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               975,233
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With
                               975,233

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           975,233


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           5.7 %


------------------------------------------------------------------------------
12.   Type of Reporting Person

           HC-CO

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                                Page 2 of 11
PAGE

-----------------------
  CUSIP No. G2283U100                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          GOLDMAN SACHS & CO. LLC

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           New York

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               975,233
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With
                               975,233

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           975,233


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           5.7 %


------------------------------------------------------------------------------
12.   Type of Reporting Person

           BD-OO-IA

------------------------------------------------------------------------------




                                Page 3 of 11

PAGE

Item 1(a).         Name of Issuer
                   COLOMBIER ACQUISITION CORP. II

Item 1(b). Address of Issuer's Principal Executive Offices 214 Brazilian Avenue, Suite 200-J
		   Palm Beach, FL

Item 2(a).         Name of Persons Filing

                   THE GOLDMAN SACHS GROUP, INC.
                   GOLDMAN SACHS & CO. LLC

Item 2(b).         Address of Principal Business Office or, if none, Residence

                   The Goldman Sachs Group, Inc.
                   200 West Street
                   New York, NY 10282

                   Goldman Sachs & Co. LLC
                   200 West Street
                   New York, NY 10282

Item 2(c).         Citizenship
                   THE GOLDMAN SACHS GROUP, INC. - Delaware
                   GOLDMAN SACHS & CO. LLC - New York

Item 2(d).         Title of Class of Securities
                   Class A Ordinary Shares, par value $0.0001 per share

Item 2(e).         CUSIP Number
                   G2283U100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a

          (a).[X] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
                              Goldman Sachs & Co. LLC

          (b).[_]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c).[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d).[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e).[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
                              Goldman Sachs & Co. LLC

          (f).[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g).[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
                              The Goldman Sachs Group, Inc.

          (h).[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i).[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j).[_] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

          (k).[_]  A group, in accordance with Rule 13d-1(b)(1)(ii)
                   (A) through (K).

	   If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution



                               Page 4 of 11
PAGE
Item 4.            Ownership.

          (a).     Amount beneficially owned
                   See the response(s) to Item 9 on the attached cover page(s).

          (b).     Percent of Class
                   See the response(s)to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has

                   (i). Sole power to vote or to direct the vote See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of See the response(s) to Item 8 on the attached cover page(s).

Item 5.            Ownership of Five Percent or Less of a Class.
                             Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.

                   Clients of the Reporting Person(s) have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. Clients known to have such right or power with respect to more than 5% of the class of securities to which this report relates are


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                             See Exhibit (99.2)

Item 8.            Identification and Classification of Members of the Group.
                             Not Applicable

Item 9.            Notice of Dissolution of Group.
                             Not Applicable

Item 10.           Certification.
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under
		   Section 240.14a-11.




--------------------------


  In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998)(the Release),this filing reflects the securities beneficially owned by certain operating units (collectively, the Goldman Sachs Reporting Units) of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, GSG). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and
(ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.




                               Page 5 of 11
PAGE

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  November 11, 2024,

             THE GOLDMAN SACHS GROUP, INC.

             Bys Sam Prashanth
              ----------------------------------------
             Name  Sam Prashanth
             Title  Attorney-in-fact

             GOLDMAN SACHS & CO. LLC

             Bys Sam Prashanth
              ----------------------------------------
             Name  Sam Prashanth
             Title  Attorney-in-fact



                               Page 6 of 11
PAGE

                                INDEX TO EXHIBITS



Exhibit No.             Exhibit
-----------             -------
  99.1          Joint Filing Agreement
  99.2          Item 7 Information
  99.3          Power of Attorney, relating to
                THE GOLDMAN SACHS GROUP, INC.
  99.4          Power of Attorney, relating to
                GOLDMAN SACHS & CO. LLC

                               Page 7 of 11

PAGE
                                                                  EXHIBIT (99.1)

                                JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Ordinary Shares, par value $0.0001 per share, of COLOMBIER ACQUISITION CORP. II and further agree to the filing of this agreement as an Exhibit thereto.
In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date  November 11, 2024,

             THE GOLDMAN SACHS GROUP, INC.

             Bys Sam Prashanth
              ----------------------------------------
             Name  Sam Prashanth
             Title  Attorney-in-fact

             GOLDMAN SACHS & CO. LLC

             Bys Sam Prashanth
              ----------------------------------------
             Name  Sam Prashanth
             Title  Attorney-in-fact


                               Page 8 of 11

PAGE
                                                                  EXHIBIT (99.2)

                                ITEM 7 INFORMATION

    The  securities   being  reported  on by  The  Goldman  Sachs Group,  Inc.
(GS Group), as a parent holding company, are owned, or may be deemed to be beneficially owned, by Goldman Sachs & Co. LLC (Goldman Sachs), a broker or dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Goldman Sachs is a subsidiary of GS Group.

                               Page 9 of 11
PAGE
                                                                  EXHIBIT (99.3)

                             POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC.
(the Company) does hereby make, constitute and appoint Papa Lette, Akash Keshari, Regina Chan, Andrzej Szyszka, Ameen Soetan, Rahail Patel, Santosh Vinayagamoorthy, Sadhiya Raffique, Matthew Pomfret,
Abhishek Vishwanathan, Mariana Audeves, Veronica Mupazviriwo, Elizabeth Novak and Sam Prashanth, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company pursuant to Rule 13f-1or Regulation 13D-G under the Securities Exchange Act of 1934, (as amended, the Act), which may be required of the Company with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said Attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said Attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until July 29, 2025 unless earlier revoked by written instrument, or in the event an Attorney-in-fact ceases to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates or ceases to perform the function in connection with which he or she was appointed Attorney-in-fact prior to July 29, 2025, this Power of Attorney shall cease to have effect in relation to such Attorney-in-fact upon such cessation but shall continue in full force and effect in relation to the remaining Attorneys-in-fact. The Company has the unrestricted right unilaterally to revoke the Power of Attorney.

This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to rules of conflicts of law.

This Power of Attorney supersedes the Power of Attorney granted by the Company to Abhishek V, Kateryna Osmachko, Ameen Soetan, Kshama Mishra, Papa Lette, Sunaina Kapoor, and Andrzej Szyszka on February 9, 2024.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of July 29, 2024.


GOLDMAN SACHS & CO. LLC



By s  Richard A. Friedman
____________________________
Name Richard A. Friedman
Title Assistant Secretary


                               Page 10 of 11

PAGE
                                                                  EXHIBIT (99.4)

                             POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN SACHS & CO. LLC
(the Company) does hereby make, constitute and appoint each Papa Lette, Akash Keshari, Regina Chan, Andrzej Szyszka, Ameen Soetan, Rahail Patel, Santosh Vinayagamoorthy, Sadhiya Raffique, Matthew Pomfret,
Abhishek Vishwanathan, Mariana Audeves Martinez, Veronica Mupazviriwo, Elizabeth Novak and Sam Prashanth, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company pursuant to Rule 13f-1or Regulation 13D-G under the Securities Exchange Act of 1934, (as amended, the Act), which may be required of the Company with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said Attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said Attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until October 1,2025 unless earlier revoked by written instrument, or in the event an Attorney-in-fact ceases to be an employee of The Goldman Sachs Group, Inc.
or one of its affiliates or ceases to perform the function in connection with which he or she was appointed Attorney-in-fact prior to October 1,2025 this Power of Attorney shall cease to have effect in relation to such Attorney-in-fact upon such cessation but shall continue in full force and effect in relation to the remaining Attorneys-in-fact. The Company has the unrestricted right unilaterally to revoke the Power of Attorney.

This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to rules of conflicts of law.

This Power of Attorney supersedes the Power of Attorney granted by the Company to Abhishek V, Kateryna Osmachko, Ameen Soetan, Kshama Mishra, Papa Lette, Sunaina Kapoor, and Andrzej Szyszka on December 1, 2023.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of October 1,2024.


GOLDMAN SACHS & CO. LLC


By s  Milton Millman
____________________________
Name Milton Millman
Title Managing Director


                               Page 11 of 11